Exhibit 3.1

THUNDER MOUNTAIN GOLD, INC.

AMENDED ADDITIONAL ARTICLES

ARTICLE IV

Section 4: Consideration for Shares.

The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property of benefit to the Corporation, including cash, services, assets or other securities of the Corporation, except that neither promissory notes nor future services will constitute valid consideration.  A share shall not be issued until the consideration for the share is fully paid in money or in property or past services that is not less in fair equivalent of the money that the Corporation would have received if the share had been issued for money.   When the Corporation receives the consideration for which the Board of Directors authorized the issuance of the shares, the shares issued for the consideration shall be fully paid and non-assessable.  Directors of the Corporation who vote for or consent to a resolution authorizing the issue of a share for a consideration other than money are jointly and severally liable to the Corporation to make good any amount by which the consideration received is less than the fair equivalent of money that the corporation would have received if the share had been issued for money on the date of the resolution.

ARTICLE XVI

STOCKHOLDER APPROVAL AND RIGHTS OF DISSENT

If the event of (a) any proposed amendment to the Corporation’s Articles of Incorporation that would add, change or remove any provisions restricting or constraining the issue, transfer or ownership of any class of the Corporation’s common stock or preferred stock, (b) any proposed amendment to the Corporation’s Articles of Incorporation that would add, change of remove any restriction on the business or businesses that the Corporation may carry on, (c) any proposed amendment to the Corporation’s Articles of Incorporation that would add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class and, without limiting the generality of the foregoing, (i) remove or change prejudicially rights to accrued dividends or rights to cumulative dividends, (ii) add, remove or prejudicially redemption rights, (iii) reduce or remove a dividend preference or a liquidation preference, or (iv) add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities or a corporation, or sinking fund provisions, (d) any proposed amendment to the Corporation’s Articles of Incorporation that would increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class, (e) any proposed amendment to the Corporation’s Articles of Incorporation that would make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class, (f) any proposed amendment to the Corporation’s Articles of Incorporation that would effect an exchange or create a right of exchange of all or part of the shares of another class into the shares or such class, (g) any proposed amendment to the Corporation’s Articles of Incorporation that would constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint, (h) any proposed sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business, (i) any proposal to carry out a going-private transaction or a squeeze-out transaction, then (z) the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof, and (y) any stockholder whose vote is required  may dissent in accordance with the provisions of NRS 92A.300 to 92A.500, inclusive, and obtain payment of the fair value of the shares held by such stockholder.

ARTICLE XVII

MINORITY SHAREHOLDER REMEDY, DERIVATIVE ACTIONS

(a)

In this section, “complainant” means: (i) a registered holder or a beneficial owner, and a former registered holder or beneficial owner of any class of the Corporation’s stock, and (ii) a director or an officer or a former director or officer of the Corporation or any of its affiliates.

(b)

Subject to subsection (c) below, any complainant, as defined in subsection (a) above, may apply to a court for leave to bring an action in the name and on behalf of the Corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate.

(c)

No action described above in subsection (b) may be brought and no intervention in an action may be made until the court is satisfied that: (i) the complainant has given notice to the directors of the Corporation or its subsidiary of the intention to apply to the court not less than fourteen days before bringing the application, or as otherwise ordered by the court, if the directors of the Corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the Corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

ARTICLE XVIII

VOTING RIGHTS OF DIRECTORS

Each director will have equal voting rights at all meetings and proceedings of the directors.

ARTICLE XIX

ANNUAL MEETINGS

Annual meetings of the stockholders shall be held each year on a date and time designated by the Board of Directors provided that each annual meeting will be held no later than six (6) months following the Corporation’s fiscal year end.  At each annual meeting, the stockholders shall elect by vote a Board of Directors and shall transaction such other business as may properly be brought before the meeting.

ARTICLE XX

REQUIRED SHAREHOLDERS APPROVAL OF AMENDMENTS TO CERTAIN ARTICLES

Subject to any higher threshold imposed by Nevada law, Article IV, Section 4, and Articles XVI, XVII, XVIII, XIX, and  XX may only be amended by a two-thirds (2/3) approval of the votes cast for amendments to the Corporation’s articles of incorporation at any annual or special meeting of the stockholders called for such purpose.